Exhibit 99.1

James Hardie Industries plc Europa House 2nd Floor, Harcourt Centre Harcourt Street, Dublin 2, Ireland

5 July 2017	T: +353 (0) 1 411 6924 F: +353 (0) 1 479 1128

The Manager

Company Announcements Office

Australian Securities Exchange Limited

20 Bridge Street

SYDNEY NSW 2000

Dear Sir/Madam

James Hardie 2017 Annual General Meeting pack

I enclose a copy of the following documents, which will be sent to shareholders over the next few days:

●	2017 AGM Notice of Meeting, Voting Instruction Form and Question Form;

●	2017 Annual Report;

●	2017 Remuneration Report; and

●	2017 Annual Review.

Yours faithfully

Natasha Mercer

Company Secretary

James Hardie Industries plc is a limited liability company incorporated in Ireland with its registered office at

Europa House, Harcourt Centre, Harcourt Street, Dublin 2, Ireland.

Directors: Michael Hammes (Chairman, USA), Brian Anderson (USA), Russell Chenu (Australia),

Andrea Gisle Joosen (Sweden), David Harrison (USA), Alison Littley (United Kingdom), James Osborne,

Steven Simms (USA), Rudy van der Meer (Netherlands).

Chief Executive Officer and Director: Louis Gries (USA)

Company number: 485719

ARBN: 097 829 895